Exhibit 3(i)(5)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CAFEPRESS INC.

CAFEPRESS INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 19, 2005, under the name “CafePress.com, Inc.”

SECOND: This amendment to the Certificate of Incorporation of the Corporation as set forth below has been duly adopted in accordance with the provisions of Section 242, and has been consented to in writing by the stockholders of the Corporation, in accordance with Section 228 of the General Corporation Law of the State of Delaware:

THIRD: Section B of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation shall be replaced in its entirety with the following:

“B. 1. The Preferred Stock shall be divided into series. The first series shall consist of 6,288,951 shares and is designated “Series A Preferred Stock.” The second series shall consist of 5,805,570 shares and is designated “Series B Preferred Stock.” The third series shall consist of 250,000 shares and is designated “Series I Preferred Stock.”

2.	Stock Combination.

At the time this Certificate of Amendment of Certificate of Incorporation shall become effective, every two (2) shares of Preferred Stock and Common Stock issued and outstanding at such time shall be, and hereby are, combined and reclassified into one (1) fully paid and nonassessable share of Preferred Stock or Common Stock, rounded down to the nearest whole share (the “Stock Combination”), with a par value of $0.0001 per share. Each outstanding stock certificate of the Corporation which, immediately prior to the time this Certificate of Amendment of Certificate of Incorporation shall become effective, represents one or more shares of Preferred Stock or Common Stock shall thereafter be deemed to represent the appropriate number of shares of Preferred Stock or Common Stock, taking into account the Stock Combination, until such old stock certificate is exchanged for a new stock certificate, or the shares are placed in book position, reflecting the appropriate number of shares resulting from the Stock Combination. For purposes of clarity, the effect of the Stock Combination shall be that each outstanding share of Preferred Stock and Common Stock shall become, following the Stock Combination, 1/2 of a share of Preferred Stock and Common Stock, respectively; however, no fractional share shall be issued as a result of the Stock Combination. All shares of Preferred Stock and Common Stock held by a holder shall be aggregated for purposes of determining whether the Stock Combination would result in the issuance of any fractional share. If the Stock Combination would result in the issuance of a fraction of a share of Preferred Stock or Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of the Stock Combination (as determined in good faith by the Board of Directors).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized Secretary this 15th day of September, 2011.

CAFEPRESS INC.

/s/ Kirsten Mellor
Kirsten Mellor
Secretary